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                                  EXHIBIT 99.8


CONSENT OF PRICEWATERHOUSECOOPERS LLP,
INDEPENDENT CHARTERED ACCOUNTANTS FOR TVX GOLD, INC.

CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference into the Annual Report on Form 40-F and the Registration Statement on Form F-10, Registration No. 333-102660, and Registration Statements on Form S-8 (Nos. 333-05776, 033-93926, 033-82450,
333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold
Corporation of our report dated April 16, 2003 (except as to Note 19(c) which is as of April 28, 2003 and Note 19(b) which is as of May 5, 2003), on the consolidated financial statements of TVX Gold Inc., as of December 31, 2002 and 2001, and for each of the three years ended December 31, 2002.



/s/ PricewaterhouseCoopers LLP

Chartered Accountants


Toronto, Canada
May 15, 2003